

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2019

James Olsen
Chief Executive Officer
CHP Merger Corp.
25 Deforest Avenue, Suite 108
Summit, NJ 07901

Re: CHP Merger Corp.
Draft Registration Statement on Form S-1
Submitted August 19, 2019
CIK No. 0001785041

Dear Mr. Olsen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 19, 2019

Corporate Information, page 8

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Redemption of warrants for cash, page 12

2. We note your disclosure that you may redeem the warrants even if you are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Please clarify whether you may redeem the warrants when a holder may not

exercise those warrants. If true, expand your risk factor disclosure to indicate that the warrants may be redeemed even if the holders are unable to exericse their warrants during the applicable redemption period.

Founder shares, page 14

3.	We note your disclosure that your initial stockholders, and your other directors and officers with respect to any public shares acquired by them, have entered into a letter agreement with you, pursuant to which they have agreed to waive the disclosed rights. We also note your ability to extend the time you have to consummate a business combination beyond 24 months from the closing of this offering. Please clarify if these waivers will continue to apply during any extension periods beyond the initial 24 months from the closing of your offering. If the rights and obligations of your initial stockholders, and your other directors and officers, would be different during any extension periods, please clarify and include appropriate risk factor disclosure.

4.	We note your disclosure on page 15 regarding the number of public shares needed to vote in favor of an initial business combination if submitted to a vote and assuming all outstanding shares are voted. Please disclose the number of public shares needed to vote in favor of the transaction if only the minimum number of shares required for a quorum vote, assuming all founder shares are voted.

Manner of conducting redemptions, page 22

5.	We note your disclosure on pages 23 and 29 regarding the testing of the amount of your net tangible assets for the purposes of redemptions in connection with a business combination or charter amendment. You indicate that the amount of net tangible assets will be at least $5,000,001 either prior to or upon consummation of a business combination. Given these alternative testing times, please clarify whether there may be a time that your net tangible assets may be below the disclosed $5,000,001 amount. Include in your response how the net tangible assets testing provision will operate in connection with a charter amendment that occurs before a business combination.

Release of funds in trust account..., page 27

6.	We note your disclosure that funds held in the trust account will be released to you before paying the redemption amounts. If this increases the risk that your creditors or the creditors of the acquired company could acquire rights to the funds before they are paid to the stockholders who exercise redemption rights, please clarify and add appropriate risk factors.

James Olsen
CHP Merger Corp.
September 13, 2019
Page 3

Redemption of public shares and distribution and liquidation if no initial business combination, page 28

7.   We note your disclosure that the underwriters have agreed to waive their rights to their deferred underwriting commission held in the trust account in the event you do not complete your initial business combination within the allotted time frame. Please clarify if this waiver will continue to apply during any extension periods beyond the initial 24 months from the closing of your offering. If this waiver would be different during any extension periods, please clarify and include appropriate risk factor disclosure.

Risk Factors, page 32

8.   We note your disclosures beginning on page 132 regarding tax consequences that are uncertain, unclear or where there is an absence of authority. Please add a risk factor to address the tax uncertainties investors will encounter by an investment in this offering.

9.   If the holders of the securities issued in your unregistered transaction could exercise warrants while holders of warrants issued in this registered offering could not, please disclose the risk to investors in this offering of not being able to exercise the warrants while insiders can exercise and sell the underlying common stock.

You will not have any rights or interests in funds from the trust account..., page 36

10.   We note your disclosure that your public stockholders will be entitled to funds in the trust account only upon the earliest to occur of the listed events; if the public stockholders who do not exercise their rights to the funds in connection with an amendment to your amended and restated certificate of incorporation would then not have rights to the funds in connection with a subsequent business combination, please revise to clarify throughout your prospectus where you refer to the redemption in connection with a business combination.

If third parties bring claims against us..., page 39

11.   If the transfer agent and warrant agent to be identified on page 127, or the underwriters of your offering, will not execute the waivers described in this risk factor, please clarify your disclosure as appropriate.

We may engage in a business combination with one or more target businesses..., page 49

12.   Please address the significance of the difference between an opinion regarding fairness to the company and fairness to the public stockholders.

Our warrants and founder shares..., page 55

13.   If the placement warrants described in the last paragraph of this risk factor do not vote on amendments to the warrants, please clarify.

Our amended and restated certificate of incorporation will designate..., page 58

14.   Please expand this risk factor regarding your exclusive forum provision to address increased costs that stockholders may face to bring a claim.

Redemption of Public Shares and Liquidation if no Initial Business Combination, page 90

15.   We note your disclosure in the third paragraph of this section. Please disclose if you would proceed with any amendment described in this paragraph if redemption rights were exercised in connection with any such amendment such that you would no longer satisfy the net tangible asset requirement described in this paragraph after those redemptions.

16.   We note your disclosure in the last paragraph of this section that public stockholders will be entitled to receive funds from the trust account only under the two circumstances described in the first sentence of this paragraph and that "[i]n no other circumstances will a stockholder have any right or interest of any kind to or in the trust account." We note, however, your disclosure in the first paragraph under the heading "Amended and Restated Certificate of Incorporation" on page 94 that public stockholders will be provided with the opportunity to redeem their public shares in connection with any vote described in that section. We also note your disclosure regarding the circumstances under which a public stockholder would be entitled to receive funds from the trust account in your first risk factor on page 36 and in the last paragraph starting on page 65. Please revise so that all of your related disclosure reconciles.

Principal Stockholders, page 111

17.   Please reconcile the voting power of your classes of common stock disclosed on your prospectus cover with your disclosure on page 111 that the initial stockholders have the right to elect all directors prior to the initial business combination.

Transfer of Founder shares and Private Placement Warrants, page 112

18.   It appears from your disclosure that, in the case of clause (f) in this section, the transferee will not be bound by the restrictions and agreements. Please tell us how you will distinguish between the public shares and the private placement securities after such transfers and whether the transferees will have rights to the funds in the trust account.

Redemption of warrants for Class A common stock, page 122

19.   We note your disclosure in the last sentence of this section that "[i]f, at the time of redemption, the warrants are exercisable for a security other than the shares of Class A common stock pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security." Given your references to Class A common stock in the bullet points in this section, please revise to clarify how the bullet points would apply when the redemption involves another entity's security. Also clarify how the information in the table is adjusted

when determining the number of securities to issue upon exercise of the warrants if you are not the surviving entity.

Personal Holding Company Status, page 132

20.   If you could become subject to the additional PHC tax, please disclose if there would be any impact on the amounts available in your trust account and include appropriate risk factor disclosure.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Christopher J. Capuzzi, Esq.